Exhibit 77 N


COMMAND Money Fund
File number 811-3253


Actions required to be reported pursuant to Rule 2a-7

	On September 28, 2000, Moodys downgraded
Invensys long term ratings to A3 (from A2) and short term ratings were downgraded to P-2 (from P-1). The rating action was due primarily to a further delay in the companys return to more conservative debt protection measures, which could possibly aggravate existing challenges of turning around the Baan software company.






T:\Cluster2\N-SARs\CMF\2a-7 77N 1200